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                                                               EXHIBIT (a)(1)(D)

                  [UNITED STATES EXPLORATION, INC. LETTERHEAD]

November 21, 2002
To Our Shareholders:

      We are offering to purchase up to 1,500,000 shares of common stock of Unites States Exploration, Inc. at a price of $1.50 per share, net to the seller in cash, without interest.

      Our offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. The offer will expire at 5:00 p.m., Mountain Time, on December 23, 2002, unless we extend it.

      Neither the Company nor our board of directors makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender.

      Any shareholder whose shares are properly tendered directly to Securities Transfer Corporation, the Depositary for the offer, and purchased in the offer, will not incur the usual transaction costs associated with open market sales. If you own fewer than 100 shares, the offer is an opportunity for you to sell your shares without having to pay odd lot discounts.

      If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender your shares, the instructions on how to tender shares are explained in detail in the enclosed materials.

      If you have any questions regarding the offer or need assistance in tendering your shares, please contact me or Mike Murphy at (303) 863-3550.

      As always, thank you for your interest in United States Exploration, Inc.

                                             Sincerely,

                                             /S/ BRUCE D. BENSON
                                             -----------------------------------
                                             Bruce D. Benson, Chairman of the
                                             Board, Chief Execuive Office and
                                             President